                                                               November 27, 2009

Mr. Dale Welcome
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.20549-7010



Dear Mr. Welcome:


Thank you for your fax on October 7, 2009 and your comments on our Form 10-KSB for the Fiscal Year Ended December 31, 2007, Form 10-Q/A for the Fiscal Quarter ended June 30, 2008, Form 10-Q for the Fiscal Quarter Ended September 30, 2008, Form 10-K for the Fiscal Year Ended December 31, 2008, Form 10-Q for the Fiscal Quarter Ended March 31, 2009, Form 8-K/A filed April 15, 2009. Please kindly find the following answers to your comments.

Please feel free to contact us if you have any question.

Best Regards!

Ms. Maggie Zhang
Acting Chief Financial Officer
Sancon Resources Recovery, Inc.
Fax No: (86)21-5284-0762
Tel .No: (86)21-6775-6099

                              Response to Comments

Comment 1: You indicated in your response to prior comment seven that your disclosure controls and procedures were not effective for each of the fiscal quarters ended March 31, 2008 and September 30, 2008. Since your previously filed Form 10-Q's have disclosed a different conclusion for these periods, it appears to us that you should amend your previously filed Form 10-Q's for the fiscal quarters ended March 31, 2008 and September 30, 2008 to disclose that your disclose that your disclosure controls and procedures were not effective, as defined, for each of those periods.

Answer: We amended these two 10Qs.

Comment 2: In future annual and quarterly filings please quantify and explain the reasons for significant period-to-period fluctuations in your discussion of results of operations. Also, please tell us and clarify in future filings how and why CS contributed sales but no cost of sales.

Answer: We will follow this comment in future fillings. CS provides waste service to clients. All its expenses are put in SG&A.

Comment 3: Please confirm and clarify in future annual filings that there were no changes to internal control over financial reporting during the last fiscal quarter as required by Item 308T (b) of Regulation S-X.

Answer: We will follow this comment in future fillings.

Comment 4: We note your response to prior comment two; however, your assertion that "control may be present even absent majority ownership" does not appear to meet the criteria for common control as indicated in paragraph 3 of EITF 02-05 and therefore, it is not clear to us that accounting for this business combination using the carrying values of the assets and liabilities when your note receivable was converted into a 70% equity interest in Sancon Resource Recovery (Shanghai) Co., Ltd is appropriate. Please advice us as to why you believe your current accounting is appropriate or tell us how you intend to revise it.

Answer: Mr. Jack Chen, Mr. David Chen, Mr. Chen Guanliang and Mr. Yiu Lo Chung own over 60% of the company as result of the reverse take over the OTCBB listed company (Financial Telecom USA Limited). They are the management team group and vote majority of the company's shares in concert. (Mr. Jack Chen is CEO and Director of the Company. Mr. Yiu Lo Chung is the director and manager for Hong Kong, Mr Chen Guangliang was the vice president for sales). The group exercise control over the company as well as significant influence in the business combination. Meanwhile, Mr. Jack Chen also owned 100% of the Sancon Shanghai prior to the acquisition.

Even if we assume that business combination was not accounted for or incorrectly accounted for under EITF 02-5 and it should be a straight acquisition under SFAS 141, the Company still has to account for the business combination using the carrying values of assets and liabilities at the time when Company converted its note receivable into 70% equity interest in Sancon Shanghai due to the fact that both the entities were related to each other through a common shareholder.

Therefore, we believe our current accounting treatment is appropriate.

Comment 5: In future filings, please disclose the rental expense for each period an income statement is presented as required by paragraph 16(c) of SFAS 13.

Answer: We will follow this comment in future fillings.

Comment 6: Please supplementally explain to us what each of the two "valuation allowance" and "change in valuation allowance" line items refer to in your income tax rate reconciliations.

Answer: The valuation amount represents valuation against deferred tax asset for Net operating loss carried forward against the US parent company's loss and change in valuation represents valuation allowance against deferred income tax asset due to NOL carried forward of foreign subsidiaries.

Comment 7: It appears to us that your balance sheet at December 31, 2008 does not agree with the audited balance sheet in your 2008 Form 10-K. Please advice.

Answer: Actually, they are the same. On March 31, 2009, we sold 100% equity interest of Guang Cheng Int'l Trading Ltd. ("Guang Cheng"). So we put Guang Cheng's asset and liability into account of "Current assets of entity disposed off" and "Current liability of entity disposed off" in the balance sheet at December 31, 2008. Secondly, we reclassified $104,966 of accrued potential liability from "Commitment & Contingency" to "Accrued expenses and other payables". Finally, We changed account name of "Minority Interest" to "Noncontrolling stockholders' interest". There was no number changed.

Comment 8: Please revise future filings to provide all the disclosures required by SFAS 160.

Answer: We will follow this comment in future fillings.

Comment 9: Please tell us and revise future filings to explain the reasons for significant fluctuations in your working capital items. For example, please supplementally explain to us the reasons for fluctuations in trade receivables, other receivables, trade payables, and accrued expenses and other payables.

Answer: We will follow this comment in future fillings. The strong sales lead to the great increase in cash and trade receivable. However, the payment terms of our accounts receivable is about one month and will not be more than two months.

Comment 10: Please be advised that quarterly filings are only required to provide the disclosures required by Item 308T (b) of Regulation S-X.

Answer: We will follow this comment in future fillings.

Comment 11: We appreciate your response to prior comment four; however, the information you provided does not comply with sections 2 and 9 of Form 8-K. If you have determined that your acquisition of Sancon Resource Recovery (Shanghai) Co., Ltd is significant, please amend your Form 8-K, to provide:

o Historical financial statements of sancon Resource Recovery (Shanghai) Co., Ltd as required by Rule 8-04 of Regulation S-X; and
o     Pro forma financial statements presented in conformity with Rule 8-05 and
      Article 11 of Regulation S-X. It appears that the pro forma information that currently appears in your Form 8-K/A adheres to paragraph 55 of SFAS 141, which is appropriate for the footnotes to your historical financial statements.

Answer: We will refile form 8-K as soon as possible.